Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2016		2015
Earnings available to cover fixed charges:
Income before income taxes	$322		$378
Plus: Fixed charges	476		471
Earnings available to cover fixed charges	$798		$849

Fixed charges (a):
Interest, including amortization of deferred financing costs	$388		$387
Interest portion of rental payment	88		84
Total fixed charges	$476		$471

Ratio of earnings to fixed charges	1.68	x	1.80	x
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2016	2015
Related to debt under vehicle programs	$229	$227
All other	159	160
	$388	$387